BCE to Privatize Affiliate
Bell Aliant
Analyst Conference Call
July 23, 2014
Filed by BCE Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bell Aliant Inc.
Commission File Number of Bell Aliant Inc. 132-02786

Safe Harbour Notice
Certain statements made in this presentation are forward-looking statements. These statements include, without limitation, statements relating to the proposed acquisition by BCE Inc. (“BCE”) of all of the issued and outstanding common shares of Bell Aliant Inc. (“Bell Aliant”) that it does not already own (the “Proposed Privatization”) and the proposed exchange of all of the issued and outstanding preferred shares of Bell Aliant Preferred Equity Inc. (“Prefco”) for BCE preferred shares (the “Proposed Preferred Share Exchange” and, together with the Proposed Privatization, the “Proposed Transactions”),
including satisfaction of the conditions to the Proposed Transactions, the expected timing of the Proposed Transactions, certain strategic and financial benefits (including expected synergies and free cash flow accretion) and operational, competitive and cost efficiencies expected to result from the Proposed Privatization, the anticipated impact of the Proposed Privatization on our 2014 financial guidance and strategic imperatives, the expected sources of funding of the Proposed Privatization, Bell Canada’s updated net leverage ratio target range and the expected return of Bell Canada’s pro forma net leverage ratio within the new updated target range, the nature and value of investments expected to be made in Atlantic Canada over the next  5 years, our expected liquidity position and ability to access capital markets following the Proposed Transactions, our network deployment plans, BCE’s common share dividend yield, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States Private Securities Litigation
Reform Act of 1995. Several assumptions were made by BCE in preparing these forward-looking statements and there are risks that actual results will differ materially from those contemplated by our forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements.
The completion of the Proposed Transactions is subject to certain conditions including, in the case of the Proposed Privatization, that a sufficient percentage of common shares of Bell Aliant, and in the case of the Proposed Preferred Share Exchange, that a sufficient  percentage of preferred shares of Prefco, are deposited by the holders thereof to BCE’s offers.  In addition, the Proposed Preferred Share
Exchange is conditional upon the successful completion of the purchase by BCE of Bell Aliant’s common shares pursuant to the Proposed Privatization.  The completion of the Proposed Transactions and achievement of the expected strategic and financial benefits and the competitive, operational and cost efficiencies are also subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals or notifications. Accordingly, there can be no assurance that the Proposed Transactions will occur, or that they will occur on the terms and conditions contemplated in this presentation. In addition, there can be no assurance that the strategic and financial benefits and the competitive, operational and cost efficiencies expected to result from the Proposed Transactions will be fully realized. The Proposed Transactions could be modified, restructured or terminated.
The expected return of Bell Canada’s pro forma net leverage ratio within its updated policy target range assumes, in particular, growth in free cash flow as well as applying free cash flow after dividends to reduce Bell Canada’s level of indebtedness.  Free cash flow generation is subject to the risk factors and assumptions disclosed in BCE’s 2013 annual MD&A dated March 6, 2014 (included in the BCE 2013
Annual Report) as updated in BCE’s 2014 first quarter MD&A dated May 5, 2014.  Furthermore, the value of investments expected to be made in Atlantic Canada assumes that investments will continue at current levels.  However, there can be no assurance that such investment levels will be maintained with the result that actual investment levels could materially differ from current expectations.
For additional information on assumptions and risks underlying certain of the forward-looking statements made in this presentation, please consult BCE’s press release dated July 23, 2014 announcing the
Proposed Transactions, as well as BCE’s above-mentioned 2013 annual and 2014 first quarter MD&As, and BCE’s press release dated May 6, 2014 announcing its 2014 first quarter results, filed with the
Canadian securities regulatory authorities and with the SEC and which are also available on BCE’s website. Forward-looking statements made in this presentation represent BCE’s expectations as of July
23, 2014, and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
The terms “EBITDA”, “EBITDA Margin”, “free cash flow”, “Adjusted EPS” and “Net Debt” are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. Refer to the section “Non-GAAP Financial Measures” in BCE’s 2014 First Quarter MD&A for more details.
Notice to U.S. Securityholders
The exchange offers contemplated by this presentation are for the securities of a Canadian company. The offers will be subject to Canadian disclosure requirements that are different from those of the
United States. Financial statements included or incorporated by reference in the offer documents, if any, will have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since BCE is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a foreign court for violations of the
U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that BCE or its affiliates may purchase securities otherwise than under the planned exchange offers, such as in open market or privately negotiated purchases. This presentation shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BCE, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. BCE will file a registration statement with the Securities and Exchange Commission (the “SEC”) in respect of the exchange offer for Bell Aliant’s common shares and will file a registration statement with the SEC in respect of the exchange offers for each class of preferred shares of Prefco to the extent an exemption from registration is not available. This presentation is not a substitute for the registration statement(s) that BCE will file with the
SEC or any other documents that it may file with the SEC or send to shareholders in connection with the proposed transactions. BEFORE MAKING ANY DECISIONS IN RESPECT OF THE
OFFERS, SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT(S) AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN
CONNECTION WITH THE PROPOSED TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.
You will be able to obtain a free copy of the registration statement(s), as well as other filings containing information about BCE, at the SEC’s Internet site
(www.sec.gov).

George Cope President & Chief Executive Officer BCE and Bell Canada 3

Transaction overview
• Acquiring Bell Aliant’s public minority common shares for $3.95B or $31 per common share
• Implied transaction multiple of ~8.3x LTM EBITDA
• Immediately accretive to FCF per share and EPS
• Simplifies corporate operating structure and eliminates duplicate public company costs
• Consistent with capital markets strategy
• CRTC and Industry Canada approvals are not required because there is no change in control of Bell Aliant, and no transfers of wireless spectrum licences
• Closing of transaction expected by November 30, 2014
Acquiring the public minority common shares of Atlantic
Canada’s leading communications provider

– Represents 11.6% premium to Bell Aliant’s weighted-average closing share price on the TSX for the 20-day period ending July 22, 2014
– Bell Aliant Q3 dividend that would otherwise have been payable on October 6, 2014 not being declared
– Recommended unanimously by Independent Committee of Bell Aliant Board
– ~$200M in annual run-rate FCF accretion after dividends
– Supports dividend growth model
– Strong investment grade credit rating maintained
– Notification under the Competition Act

Privatization of Bell Aliant enables expedited broadband
investment across Canada
Transaction supports a number of Bell’s strategic imperatives
Invest in Broadband
Networks & Services
• FCF accretion enables accelerated broadband investment across Canada
• Investment of $2.1B in Atlantic Canada over next 5 years
• Improves efficiency of capital spend allocation
• Significantly expands Bell’s FTTH and IPTV footprints
• ~70% of total households with access to fibre-based broadband services
• Increases number of IPTV-ready homes by 1M to reach 6M by YE2014
• Expands Bell’s FTTH footprint from 1M to ~2M homes
• ~$100M of pre-tax annual operating and capital synergies
• Eliminates duplicate public company costs, increasing productivity
• Two most efficiently-run Canadian ILECs with combined wireline EBITDA margin of 39%
Improve Customer
Service
• Leverage Bell Aliant’s excellent service reputation and Bell’s scale to deliver advanced next generation services and applications to customers
• Today announced acquisition of 2 new call centres, bringing 700 jobs to Bell
Accelerate Wireless
• Today announced next phase of national 4G LTE wireless rollout to more than 100 additional communities across the Atlantic region
Leverage Wireline
Momentum
Achieve a Competitive
Cost Structure

BCE revenue mix
(1)
(1)
Based on proportionate consolidation of Bell Aliant revenues (2014E)
Wireless
30%
Pro forma BCE revenue mix
(2)
Maintaining a high mix of growth services
(2)
Pro forma 100% of Bell Aliant  (2014E)
Wireline
voice
18%
Wireless
31%
Wireline
Broadband
& TV
37%
Business
9%
Consumer
9%
Media
14%
Wireline
voice
20%
Wireline
Broadband
& TV
37%
Business
10%
Consumer
10%
Media
13%
~82%
Privatization of Bell Aliant maintains BCE’s revenue mix of
growth services essentially unchanged at ~80%, while
moderating pace of overall NAS decline
~80%

Building on Bell Aliant’s strong legacy in Atlantic Canada
• $2.1B planned investment in Atlantic regions over next 5 years to enable the continued
rollout of broadband wireline and wireless for consumers and business users
• Bell Aliant to maintain regional headquarters in Halifax with significant employee presence
• Bell Aliant brand being maintained in Atlantic Canada
• Significant ongoing investment
– Fibre roll-out to continue for consumers and business customers
– Deployment of 4G LTE wireless network to more than 100 additional communities announced today
– Expansion of call centre footprint announced today
• Regional telecom operations in rural Ontario and rural Québec to benefit from ongoing investments in broadband networks, data hosting and service initiatives
BCE committed to maintaining a strong local presence and
significant investment in Bell Aliant territories

Karen Sheriff President & Chief Executive Officer Bell Aliant 8

Significant value crystallized for Bell Aliant shareholders
• Transaction creates immediate value
– $31 offer price represents 11.6% premium to Bell Aliant’s weighted-average closing share price on the
TSX for the 20-day period ending July 22, 2014
– Attractive valuation multiple of ~8.3x LTM EBITDA
– Tax-free roll-over election for taxable Canadian resident Bell Aliant shareholders
• Enhances long-term value potential through opportunity to acquire ownership in BCE
– Enables participation in superior growth potential of a company with a strong mix of growth assets
– BCE dividend with ~5% yield with a track record of annual dividend growth
– Attractive investment-grade credit profile underpinned by strong BCE balance sheet
• $31 offer price at the high end of independent valuation range of $27 to $31.50 per share
– Independent directors unanimously recommend Bell Aliant shareholders tender their shares to the offer
Transaction crystallizes attractive valuation and provides Bell
Aliant shareholders opportunity to benefit from BCE growth

Siim Vanaselja Executive Vice-President & Chief Financial Officer BCE and Bell Canada 10

• $3.95B total value for Bell Aliant public
minority common shares
– Represents a $410M premium to the 20-day
volume weighted average price as of July 22
– Transaction multiple of ~8.3x LTM EBITDA
• Aggregate consideration a combination of
cash (25%) and BCE common equity (75%)
– Aggregate cash component of ~$1B
– Fixed exchange ratio for equity component of
0.4778 of a BCE share per Bell Aliant share
Accretive transaction that supports BCE’s dividend growth model and strategic imperatives
Key transaction details
•
Bell Aliant public minority shareholders to
receive ~61M BCE common shares
–
Bell Aliant shareholders to own ~7% of pro forma
BCE common equity
• Bell Aliant preferred shareholders to also
be offered an exchange for BCE preferred
shares on equivalent financial terms
– Completion of privatization not conditional upon
Preferred Equity exchange transaction
• Transaction subject to more than 50% of
common shares held by public minority
shareholders being tendered and
notification under the Competition Act
• Tax-free rollover election afforded to
Canadian resident Bell Aliant shareholders
Tender Offer
Election
Per Bell Aliant
common share
Option 1* $31 in cash
Option 2* 0.6371 of a BCE common share
Option 3
$7.75 in cash and 0.4778 of a
BCE common share
*  Subject to proration

Financing structure overview
Financing structure maintains strong liquidity position and
financial flexibility
Uses
Bell Aliant net debt rollover
(1)
2,888
Bell Aliant preferred shares 618
BCE equity rollover stake (100.4M shares @ $31/share)
3,112
Minority common shares (127.5M shares @ $31/share)
3,951
Total uses 10,569
Sources
Bell Aliant net debt rollover 2,888
Bell Aliant/BCE preferred share exchange 618
BCE equity stake rollover 3,112
Cash & available liquidity 988
Issuance of BCE common equity 2,963
Total funding 10,569
Estimated financing structure ($M)
•
$3.95B funding requirement for
acquisition of public minority common
shares
•
~$1B of debt to fund cash component
•
~61M BCE common shares to be issued
– ~840M post-closing BCE common shares
outstanding
(1) Net of cash on hand

(1) YE2014 estimates
(2) Net Debt includes capital leases, 50% of preferred shares and A/R securitization
(3) Standalone EBITDA is inclusive of Bell Aliant dividends to BCE
(4) Net interest includes 50% of preferred share dividends and A/R securitization costs
• Balanced transaction financing structure
• Strong investment grade credit profile preserved
– Significant additional debt capacity available within
current investment grade ratings category
• Strong liquidity position
– Liquidity in excess of $3B
– Ease of access to capital markets
• Increasing net leverage ratio target range to
1.75x-2.25x from 1.5x-2.0x
– Aligned to strong investment-grade ratings and peers
– Rating agency thresholds have also increased since
original targets were established in 2009
– Supported by Bell’s improved business risk profile,
larger scale and strong FCF generation
– Pro forma net leverage of ~2.55x at closing expected
to return within revised target range through growth in
FCF and applying FCF after dividends to deleveraging
– No change to interest coverage ratio, which remains
very strong and well above target range of >7.5x
Strong investment grade credit profile maintained
Maintaining a strong credit profile with significant financial flexibility
Standalone Pro forma
Net debt
(2)
$17.0B ~$21.2B
Net leverage
(3)
~2.35x ~2.55x
Interest coverage 8.8x ~8.1x
Bell credit profile
(1)
Bell credit metrics      Current          Revised
Net debt/Adj. EBITDA
(2), (3)
1.5x-2.0x 1.75x-2.25x
Adj. EBITDA/Net interest
(4)
>7.5x No change

Significant free cash flow benefit
•
Run-rate annual FCF accretion after dividends
of ~$200M, excluding integration costs
•
~$100M in expected pre-tax annual synergies
•
Enables capital allocation efficiencies
•
No impact on 2014 financial guidance
–
No change to Bell revenue growth, EBITDA growth
or capital intensity
–
No change to BCE Adjusted EPS as we already
fully consolidate Bell Aliant
–
No change to BCE FCF guidance; however, with
this transaction BCE’s FCF will include 100% of Bell
Aliant’s FCF rather than just its share of Bell Aliant
dividends received
FCF accretion
(1)
($M)
Bell Aliant standalone FCF ~500
Bell Aliant dividends to Bell ~(190)
Incremental FCF acquired ~310
Synergies (after-tax)
~75
Interest on transaction financing (after tax)
~(35)
FCF accretion (before dividends)
~350
Dividends on BCE shares issued ~(150)
FCF accretion (after dividends)
~200
(1) 2015 analyst consensus estimate for Bell Aliant standalone FCF; run-rate 2015 annualized amounts for all other items.
Transaction provides significant FCF benefit, supporting
continued capital investment and dividend growth model

Next steps
Mid-August
• Mailing of Bell tender offer and Bell Aliant director circulars
2
nd
half of September
• Tender offer expiration
• Take-up and payment by BCE of tendered shares if more than 50% of public minority shares tendered
• Offer may be extended if less than 90% of shares tendered
• Expected completion of Bell Aliant privatization if more than 90% of public minority shares tendered
Early October
• Mailing of Bell Aliant proxy circular if more than 50%, but less than
90% of public minority shares tendered
Mid-November
• Bell Aliant shareholder meeting to approve privatization (if necessary)
• BCE to vote its shares, including those tendered, in favour of the privatization of Bell Aliant
By November 30
• Expected completion of Bell Aliant privatization transaction
* Above steps for common share offer. Similar timeline for preferred share offer.